MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of the
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2015

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Products Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2014 annual MD&A and the 2014 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of August 4, 2015.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended June 30, 2015, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;
•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the bioenergy facility are slated for the third quarter of 2015.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we hold long-term rights under a Power Purchase Arrangement in order to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The sludge biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently implementing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce sludge production, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and six months ended June 30, 2015, the immediately prior quarter ended March 31, 2015, and the three and six months ended June 30, 2014.

	Three months ended			Six months ended
	Jun. 30/15	Mar. 31/15	Jun. 30/14	Jun. 30/15	Jun. 30/14
		(in millions)		(in millions)

Statements of earnings data:
Revenue	$104.9	$95.4	$113.1	$200.3	$207.6
Cost of products sold	78.3	67.0	72.3	145.3	136.4
Freight and other distribution costs	18.6	14.0	17.1	32.6	30.0
Depreciation and amortization	3.6	3.6	3.6	7.2	7.1
General and administration	3.5	4.2	5.0	7.7	9.7
Other (income) expense	(0.6)	2.6	1.1	2.0	(0.9)
Operating earnings	$1.5	$4.0	$14.0	$5.5	$25.3
Foreign exchange gain (loss) on borrowings	3.7	(22.4)	8.1	(18.7)	(0.7)
Finance expenses	(5.5)	(6.1)	(5.3)	(11.6)	(11.0)
Net (loss) income before income taxes	$(0.3)	$(24.5)	$16.8	$(24.8)	$13.6
Income taxes (recovery) expense	(0.2)	(0.5)	2.2	(0.7)	3.6
Net (loss) income and comprehensive (loss) income	$(0.1)	$(24.0)	$14.6	$(24.1)	$10.0

Reconciliation of adjusted EBITDA data:
Net (loss) income	$(0.1)	$(24.0)	$14.6	$(24.1)	$10.0
(Subtract) add
Income taxes (recovery) expense	(0.2)	(0.5)	2.2	(0.7)	3.6
Foreign exchange (gain) loss on borrowings	(3.7)	22.4	(8.1)	18.7	0.7
Finance expenses	5.5	6.1	5.3	11.6	11.0
Operating earnings	$1.5	$4.0	$14.0	$5.5	$25.3
Depreciation and amortization	3.6	3.6	3.6	7.2	7.1
Unrealized other (income) expense	(0.9)	4.8	1.1	3.9	0.7
Adjusted EBITDA	$4.2	$12.4	$18.7	$16.6	$33.1

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.814	0.807	0.917	0.810	0.912
Period end exchange rate (US$ per C$1.00)	0.801	0.790	0.937	0.801	0.937

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected weaker market prices for lumber and pulp, partially offset by the effects of continued favorable exchange rates. Our per-unit sales realizations in both product lines were lower than in both comparable periods, reflecting lower-than-expected lumber demand and increased BCTMP supply.

The Canadian dollar strengthened against the U.S. dollar in the quarter, averaging just over US$0.80 for the period and resulting in a gain of $3.7 million on our U.S.-dollar-denominated long-term debt.

Lumber shipments increased in the period, reflecting both higher production and improved truck availability. Pulp sales volumes also rose significantly quarter-to-quarter, as a result of vessel timing and the shipment of orders that had been delayed at port during the first quarter. The unfavorable comparison to year-ago sales volumes reflects the fact that pulp shipments in the second quarter of 2014 had been impacted by orders delayed as a result of a work stoppage at the Vancouver port in the first quarter of that year.

Second quarter revenue of $104.9 million was up from the $95.4 million recorded in the previous period but lower than the $113.1 million in the same quarter last year, largely reflecting the effect of the higher pulp shipments in the second quarter of 2014. Revenue for the first half of 2015 was $200.3 million, down from $207.6 million in the same period of 2014, due to lower commodity prices.

At $78.3 million, cost of products sold increased from both comparable periods on higher lumber and pulp shipments.

Freight and other distribution costs were also higher than in the previous quarters, due to increased shipments and to a greater percentage of lumber sales being completed on a delivered basis.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

Changes in general and administration costs were primarily related to profit-sharing provisions, with differing amounts calculated in the current quarter, the prior quarter and the second quarter of 2014.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other income of $0.6 million in the quarter contrasted with other expenses of $2.6 million in the previous quarter and $1.1 million in the second quarter last year, reflecting an unrealized mark-to-market gain on currency and lumber hedges in the current period.

We recorded operating earnings of $1.5 million in the quarter, down from $4.0 million in the previous period and $14.0 million in the same period of 2014.

The increase in relative value of the Canadian dollar in the current period had a $3.7 million positive impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the $22.4 million loss recorded in the previous quarter and the $8.1 million gain in the same quarter of 2014.

At $5.5 million, financing expenses, which are largely denominated in U.S. dollars, varied slightly from comparable periods, again reflecting changes in the relative value of the Canadian dollar.

After a $0.2 million provision for income tax recovery, we posted a net loss of $0.1 million for the quarter. The difference in unrealized foreign exchange impacts on the translation of our U.S.-dollar-denominated long-term debt resulted in a significant improvement from a loss of $24.0 million in the previous quarter, while lower commodity prices reduced net income from $14.6 million in the second quarter of 2014.

We recorded Adjusted EBITDA of $4.2 million for the period, which was down from $12.4 million in the previous quarter and $18.7 million in the same period of last year.

Operating results by business segment

Lumber

	Three months ended			Six months ended
	Jun. 30/15	Mar. 31/15	Jun. 30/14	Jun. 30/15	Jun. 30/14
		(in millions)		(in millions)

Production (total sawmill) - SPF - mmfbm	136.5	131.2	138.0	267.7	266.8
Production (dressed lumber) - SPF - mmfbm	119.0	111.0	117.8	230.0	227.6
Shipments - SPF - mmfbm	138.6	126.9	136.9	265.5	262.3
Benchmark price - SPF#2&Better - US$ per mfbm	$269	$307	$335	$288	$351

Revenue	$50.2	$51.3	$53.6	$101.5	$103.6
Cost of products sold	40.1	38.7	37.7	78.8	74.6
Freight and other distribution costs	6.0	4.2	4.4	10.2	7.6
Other realized expense (income)	0.1	(0.7)	(0.8)	(0.6)	(1.5)
Adjusted EBITDA	$4.0	$9.1	$12.3	$13.1	$22.9
Adjusted EBITDA margin - %	8%	18%	23%	13%	22%

Other unrealized income (expense)	0.5	(1.5)	(0.8)	(1.0)	(0.2)
Depreciation and amortization	(1.7)	(1.7)	(1.7)	(3.4)	(3.4)
Operating earnings	$2.8	$5.9	$9.8	$8.7	$19.3

Capital expenditures	$1.1	$0.6	$2.3	$1.7	$2.8

The lumber market weakened in the second quarter. With U.S. demand slow to begin its typical seasonal increase and sales to China down, benchmark pricing declined 12.4% quarter-to-quarter. Our lumber segment per-unit sales realizations performed slightly better, falling 10.4%, with the difference reflecting the positive contribution of our specialty products, which are not subject to commodity pricing. While benchmark pricing in the period was down 19.7% compared to the same period of 2014, our per-unit sales realizations declined only 7.7%, reflecting the current quarter’s more favorable exchange rates.

Shipments were up from both comparable periods, as mill productivity rose and rail service and truck availability improved.

Lumber segment revenue of $50.2 million for the quarter was lower than the comparable prior periods, and revenue for the first six months was down 2.0% compared to the first half of 2014, reflecting lower commodity prices.

Segment cost of products sold rose to $40.1 million, compared to $38.7 million in the prior quarter and $37.7 million in the same quarter of the previous year, due primarily to higher shipment volumes.

Other realized expense of $0.1 million varied from income of $0.7 million and $0.8 million, respectively, in the prior and year-ago quarters, reflecting exchange-rate impacts on working capital balances.

The segment generated $4.0 million in Adjusted EBITDA for the quarter, a decline from the $9.1 million recorded in the previous quarter and the $12.3 million posted in the comparable period of 2014.

Other unrealized income of $0.5 million mainly reflected the period-end mark-to-market valuation of currently held lumber derivative contracts, and contrasted with unrealized expenses in previous quarters related to the valuation of currency hedges.

The segment recorded operating income of $2.8 million in the quarter, down from $5.9 million in the first quarter and $9.8 million in the second quarter of 2014. Operating earnings were also lower for the year to date, at $8.7 million, compared to $19.3 million earned in the first half of 2014.

Capital expenditures of $1.1 million in the quarter included the acquisition of mobile equipment. For the full year, we expect to make lumber segment capital expenditures of approximately $3 million on maintenance-of-business requirements.

Pulp

	Three months ended			Six months ended
	Jun. 30/15	Mar. 31/15	Jun. 30/14	Jun. 30/15	Jun. 30/14
		(in millions)		(in millions)

Production - madmt	69.8	69.2	84.6	139.0	166.3
Shipments - madmt	90.3	67.1	94.5	157.4	164.8
Benchmark price - NBSK, US$ per admt	$980	$995	$1,030	$988	$1,020
Benchmark price - BEK, US$ per admt	$790	$755	$748	$773	$758

Revenue	$54.6	$44.0	$59.4	$98.6	$103.8
Cost of products sold	38.1	28.3	34.6	66.4	61.8
Freight and other distribution costs	12.6	9.8	12.7	22.4	22.4
Other realized expense (income)	0.3	(1.5)	0.8	(1.2)	(0.1)
Adjusted EBITDA	$3.6	$7.4	$11.3	$11.0	$19.7
Adjusted EBITDA margin - %	7%	17%	19%	11%	19%

Other unrealized income (expense)	0.4	(3.3)	(0.3)	(2.9)	(0.5)
Depreciation and amortization	(1.9)	(1.8)	(1.9)	(3.7)	(3.6)
Operating earnings	$2.1	$2.3	$9.1	$4.4	$15.6

Capital expenditures	$16.4	$10.4	$3.5	$26.8	$0.2

Pulp production in the first half of 2015 was lower than in the same period of 2014, due to weather-related operating issues experienced with the mill’s effluent treatment system early in the year. The start-up of the bioenergy project (BEP) in the third quarter of 2015 is expected to reduce the potential for such seasonal performance issues. Shipments rose sharply in the current period, as orders delayed in the first quarter were shipped and inventories were reduced.

BCTMP prices have been under pressure in 2015, as demand has declined due to reduced Chinese paperboard production, and supply has increased with the second-quarter re-start of the Paper Excellence BCTMP mill in Chetwynd, B.C. At $54.6 million, pulp segment revenue was higher than the previous quarter, on increased shipments, but lower than the same period last year, due to lower pricing. Year-to-date revenue of $98.6 million was lower than the $103.8 million recorded in the first half of 2014, reflecting the impacts of lower volumes and prices.

At $38.1 million, cost of products sold increased from the prior periods on higher shipments compared to the first quarter and higher net electricity costs compared to the second quarter of 2014.

After accounting for other realized expense of $0.3 million associated with exchange rate impacts, the pulp segment recorded Adjusted EBITDA of $3.6 million. This was lower than the $7.4 million recorded in the previous period and the $11.3 million recorded in the same period one year earlier.

Taking into account other unrealized income and depreciation, the pulp segment recorded operating earnings of $2.1 million in the period, compared to $2.3 million in the previous quarter and $9.1 million in the second quarter of 2014. Operating earnings in the first half of 2015 were $4.4 million, a sharp decrease from $15.6 million in the same period of 2014 that primarily reflected lower shipments and prices.

Segment capital expenditures for the quarter of $16.4 million included $15.2 million related to the BEP. Non-BEP expenditures in 2015 will be limited to maintenance-of-business activities and are expected to total approximately $3.0 million for the full year.

Corporate and other

	Three months ended			Six months ended
	Jun. 30/15	Mar. 31/15	Jun. 30/14	Jun. 30/15	Jun. 30/14
		(in millions)		(in millions)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
General and administration	3.5	4.2	5.0	7.7	9.7
Adjusted EBITDA	$(3.4)	$(4.1)	$(4.9)	$(7.5)	$(9.5)
Depreciation and amortization	-	(0.1)	-	(0.1)	(0.1)
Operating loss	$(3.4)	$(4.2)	$(4.9)	$(7.6)	$(9.6)

Capital expenditures	$0.2	$0.1	$0.2	$0.3	$0.2

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $3.4 million net expenditure for the quarter, with changes from the comparable periods reflecting differences in profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

	Jun. 30/15		Mar. 31/15		Jun. 30/14
			(in millions)

Cash	$16.2		$8.8		$26.3
Restricted cash	-		-		-
Current assets	151.9		177.8		175.8
Current liabilities	42.3		53.8		34.5
Ratio of current assets to current liabilities	3.6	x	3.3	x	5.1	x
Financial liabilities - borrowings	287.2		284.4		239.2
Shareholder's equity	44.6		44.2		86.8

We ended the period with $16.2 million in cash, and cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter.

Changes in cash

	Six months ended
	Jun. 30/15	Jun. 30/14
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$11.3	$32.1
Net reforestation	1.4	1.2
Net change in non-cash working capital items	(14.5)	(39.1)
	(1.8)	(5.8)
Investing activities:
Additions to property plant and equipment	(22.0)	(2.6)
	(22.0)	(2.6)
Financing activities:
Increase in borrowings	6.7	-
Repayment of borrowings	(0.8)	(0.7)
Finance expenses paid	(12.6)	(11.1)
Dividends	(0.7)	(0.7)
	(7.4)	(12.5)

Decrease increase in cash	$(31.2)	$(20.9)

Opening Cash	$47.4	$47.2
Closing Cash	$16.2	$26.3

Total cash	$16.2	$26.3

Operations used $1.8 million of cash during the first half of 2015. The improvement from the $5.8 million used in the same period of last year, seen despite lower commodity pricing and revenues, reflected changes in working capital, which drew $14.5 million in the current period, as opposed to $39.1 million in the first half of 2014. This difference was primarily due to a decrease in accounts receivable, driven by lower pulp inventories and the discounting of pulp sales to Asia in the current period.

Within investing activities, additions to property, plant and equipment used $22.0 million of cash, with the large increase from 2014 related to continued progress in construction of the BEP.

Financing expenditures were $7.4 million in the first half of 2015. This was lower than the expenditure of $12.5 million recorded in the first six months of 2014, due to a $6.7 million increase in borrowings related to an interim financing loan for the BEP. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. No dividend was paid in this quarter.

Liquidity and capital resources

We ended the quarter with $16.2 million in cash. We had $3.9 million committed to standby letters of credit, leaving $46.1 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.9 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

The prevailing view in recent years has been that the lumber market is in the early stages of a sustained period of price improvement, supported on the demand side by continued recovery in the U.S. housing sector and ongoing sales to China, and on the supply side by capacity constraints resulting from the effects of the mountain pine beetle infestation on available timber volumes in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to prevail through the balance of 2015 and into 2016, our forecast is tempered by regional variations in the U.S. housing recovery, increased lumber production in North America and the unsteady nature of current economic conditions in key global regions, including China.

Though the average lumber benchmark price declined quarter-to-quarter, markets have recovered from the low point in April, as weather-related construction constraints in the U.S. have lifted and demand has increased, returning to more typical seasonal trends. We expect lumber prices to remain in a fairly narrow range for the balance of the year, as supply and demand are in relative balance and any fluctuations in either are likely to be of short duration.

The prevailing benchmark price of lumber resulted in the imposition of export charges under the Softwood Lumber Agreement (SLA) in certain months during the first half of 2015, with our payments totaling $1.2 million for the second quarter. Given current pricing, SLA export charges of 5% are expected to be charged on U.S. shipments in August, with an additional 2.5% surge penalty imposed should shipments exceed a defined level. Depending on prevailing prices during the balance of the year, export charges of up to 15% and additional surge penalties of up to 7.5% could be levied on lumber shipments to the U.S.

BCTMP pricing has remained under pressure, as Chinese paperboard producers have continued to struggle with slowing demand for their product and a shift in focus to drawing down pulp inventories. In addition, the Chetwynd BCTMP mill began production in July, increasing supply and putting further pressure on pricing. We expect market conditions to remain challenging for the remainder of the year, until growth in demand for paperboard can help restore a more favorable pricing environment for BCTMP.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

In 2015, we expect our sawmills to continue operating at rates similar to those achieved in 2014, for expected production of approximately 540 million board feet. Pulp output is expected to decline to approximately 310,000 tonnes, due to the effluent treatment system constraints experienced in the first half of 2015 and to modest impacts associated with the commissioning and startup of the BEP in the second half of the year.

We expect to continue seeing upward pressure on our costs, with the major factors in the foreseeable future being increased log costs and rising consumer costs for power related to transmission infrastructure expansion.